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Follow-Up Materials

07020753

M E M O R A N D U M

BEST AVAILABLE COPY

TO: DOCUMENT CONTROL

FROM: Paul M. Dudek, Chief
Office of International Corporate Finance
Division of Corporation Finance

RE: INTERNATIONAL BANK RECORD DATA

FORM TYPE: IADB

COMPANY NAME: Inter American Development Bank

COMPANY ADDRESS:

PROCESSED

FEB 05 2007 E

THOMSON FINANCIAL

COMPANY STATUS: ACTIVE A BRANCH: ____

FILE NO.: 83- 1 FISCAL YEAR: ____

(03/94)

Inter-American Development Bank

Ordinary Capital

Management's Discussion and Analysis
and
Condensed Quarterly Financial Statements
September 30, 2006

(Unaudited)

TABLE OF CONTENTS
SEPTEMBER 30, 2006

MANAGEMENT'S DISCUSSION AND ANALYSIS

CONDENSED QUARTERLY FINANCIAL STATEMENTS (UNAUDITED)

MANAGEMENT'S DISCUSSION AND ANALYSIS

September 30, 2006

INTRODUCTION

The resources of the Inter-American Development Bank (the Bank) consist of the Ordinary Capital, the Fund for Special Operations (FSO) and the Intermediate Financing Facility Account (IFF). All financial information provided in this Management's Discussion and Analysis refers to the Bank's Ordinary Capital.

This document should be read in conjunction with the Bank's Information Statement dated March 28, 2006, which includes the Ordinary Capital Financial Statements for the year ended December 31, 2005. The Bank undertakes no obligation to update any forward-looking statements.

FINANCIAL STATEMENT REPORTING

The financial statements of the Bank's Ordinary Capital are prepared in accordance with generally accepted accounting principles (GAAP). The preparation of such financial statements requires management to make estimates and assumptions that affect the reported results. Management believes that some of the more significant accounting policies it uses to present its financial results in accordance with GAAP, for example the fair value of financial instruments and the determination of the loan loss allowance, involve a relatively high degree of judgment and complexity and relate to matters that are inherently uncertain.

Management believes that the reported income volatility of applying SFAS 133[1] is not representative of the underlying economics of the transactions as the Bank generally holds its derivatives and related bonds and loans to maturity. Accordingly, Income before SFAS 133 and currency transaction adjustments[2] is defined herein as "Operating Income", which is more representative of the results of the Bank's operations. The effects of SFAS 133 and currency transaction adjustments are reported separately in the Condensed Statement of Income and Retained Earnings and are excluded from the determination of ratios and other financial parameters.

1 SFAS 133 refers to Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities", along with its related amendments.

2 References to captions in the attached condensed quarterly financial statements and related notes are identified by the name of the caption beginning with a capital letter every time they appear in this Management's Discussion and Analysis.

The Board of Directors has approved an initiative on internal controls that includes the implementation of the Committee of Sponsoring Organizations of the Treadway Commission (COSO) Internal Control-Integrated Framework, and the establishment of an annual process for management to report on the effectiveness of internal controls over financial reporting, and for the external auditors to attest to management's report. Management's first internal controls report and the auditors' attestation are expected to be issued in February, 2007 in connection with financial information as of December 31, 2006.

FINANCIAL OVERVIEW

During the first nine months of 2006, the Bank approved 47 loans totaling $3.4 billion as compared to 32 loans that totaled $3.1 billion during the same period in 2005. The Bank issued bonds for a total face amount of $5.1 billion equivalent (2005 - $2.8 billion) that generated proceeds of $4.9 billion equivalent (2005 - $2.8 billion) and had an average life of 6.6 years (2005 – 8.2 years).

Operating Income during the first nine months of 2006 was $476 million, $114 million lower than last year. This change was mainly due to a reduction in loan charges ($50 million) and fewer emergency loans outstanding ($38 million). Also, during the nine-month period ended September 30, 2006, there was a positive net currency translation adjustment of $116 million on the Bank's net assets, mostly due to an appreciation of the euro and the Swiss franc against the United States dollar compared to a negative net currency translation adjustment of $454 million for the same period in 2005.

The Effects of SFAS 133 and currency transaction adjustments for the first nine months of 2006 amounted to a decrease in income of $289 million compared to an increase in income of $105 million in the same period last year. The change was mainly due to an increase in long-term interest rates, which decreased the value of borrowing swaps. During the first nine months of 2006, the change in fair value of borrowing and lending swaps due to interest rates amounted to a decrease in income of $356 million (2005 – increase of $78 million).

Borrowing swaps are financially equivalent to fixed-rate assets and, therefore, have shown a decrease in value as a result of the increase in long-term interest rates. Although such decrease in value is substantially offset by a corresponding decrease in value of the associated fixed-rate borrowings, the latter is not

recognized in the financial statements, in compliance with the Bank's application of SFAS 133 without hedge accounting.

Box 1 presents comparative selected financial data for the Bank's Ordinary Capital.

Box 1: Selected Financial Data

(Amounts expressed in millions of United States dollars)

	Nine months ended September 30, 2006	Nine months ended September 30, 2005	Year ended December 31, 2005
Lending Summary			
Loans approved	$ 3,424	$ 3,131	$ 6,440
Undisbursed portion of approved loans	16,689	16,856	17,000
Gross disbursements	3,587	1,925	4,899
Net disbursements	(1,539)	(2,214)	(325)
Income Statement Data			
Operating income	$ 476	$ 590	$ 712
Effects of SFAS 133 and currency transaction adjustments	(289)	105	50
Net income	187	695	762
Returns and Costs, after swaps			
Return on average loans outstanding	5.14%	4.98%	5.04%
Return on average liquid investments	4.29%	3.15%	3.29%
Average cost of borrowings outstanding during the period	4.73%	3.94%	4.07%
	September 30, 2006	**September 30, 2005**	**December 31, 2005**
Balance Sheet Data			
Cash and investments-net [(1)], after swaps	$ 15,751	$ 13,662	$ 13,717
Loans outstanding	46,808	46,487	48,135
Borrowings outstanding [(2)], after swaps	44,250	42,267	43,988
Total equity	19,037	18,758	18,727
Total-Equity-to-Loans Ratio (TELR)	39.7%	38.6%	37.3%

(1) Net of Receivable/Payable for investment securities sold/purchased.
(2) Net of premium/discount.

CAPITAL ADEQUACY

The capital adequacy framework of the Bank consists of a credit risk model, a policy on capital adequacy and an associated loan pricing methodology. The framework allows the Bank to manage the risk inherent in its loan portfolio due to the credit quality of its borrowers and the concentration of its loans, while also offering its borrowers low and stable loan charges.

The capital adequacy policy tracks the sufficiency of economic capital, measured by the Total-Equity-to-Loans Ratio or TELR[3]. According to the Bank's capital adequacy policy, as long as Operating Income is positive and the TELR is within a range between 32% and 38% and increasing over the medium term, the Bank will apply standard loan charges equal to a lending spread of 0.30%, a credit commission of 0.25%, and no supervision and inspection fee. In May, the Board of Executive Directors approved the loan charges for the first semester of 2006 of 0.10% lending spread, 0.10% credit commission and no supervision and inspection fee, lower than the standard loan charges, as a result in part of the TELR surpassing the upper bound. The level of loan charges for the second semester of 2006 is currently under consideration by the Board of Executive Directors as are other options for using equity above 38% TELR.

3 The TELR is the ratio of the sum of "Equity" (defined as paid-in capital stock, retained earnings and the allowances for loan and guarantee losses, minus borrowing countries' local cash balances, net receivable from members, prepaid pension benefit costs and the cumulative impact of SFAS 133 and currency transaction adjustments) to outstanding loans and net guarantee exposure.

Loan income for the third quarter of 2006 has provisionally been calculated using the charges approved for the first semester, pending a final decision of the Board of Executive Directors on the loan charges for the second semester of 2006[4].

The income from loan charges, combined with the income generated from the portion of loans funded with equity, is expected to be sufficient to cover the Bank's expenses and allow it to continue building its retained earnings.

Table 1 presents the TELR calculated excluding the effects of SFAS 133 and currency transaction adjustments. During the period, the TELR increased from 37.3% at the end of last year to 39.7%. The increase was mainly due to the combination of an increase in equity resulting from operating income and translation adjustments during the year and a reduction of $1.3 billion in loan balances.

Table 1: TOTAL-EQUITY-TO-LOANS RATIO (TELR)
(Amounts expressed in millions of United States dollars)

	Nine months ended September 30, 2006	Nine months ended September 30, 2005	December 31 2005
Equity used in TELR	$ 18,680	$ 18,030	$ 18,039
Loans outstanding and net guarantee exposure	$ 47,072	$ 46,693	$ 48,338
TELR	**39.7%**	**38.6%**	**37.3%**

CONDENSED BALANCE SHEETS

Loan Portfolio: The Bank offers loans and guarantees to its borrowing member countries to help meet their development needs. In addition, under certain conditions and with a number of limitations, up to 10% of outstanding loans and guarantees, not including emergency lending, may be made without a sovereign guarantee (i) in all economic sectors, and (ii) directly to private sector or (as August 2006) sub-national entities carrying out projects in borrowing member countries (Non-sovereign guaranteed loans).

The loan portfolio is the Bank's principal earning asset of which, at September 30, 2006, 98% was sovereign-guaranteed. At September 30, 2006, the total volume of outstanding loans was $46.8 billion, $1.3 billion lower than the $48.1 billion at December 31, 2005. The decrease in the loan portfolio was mostly due to a higher level of loan collections ($5.1 billion, including prepayments of $1.6 billion) than disbursements ($3.6 billion), partially offset by a positive currency translation adjustment of $0.3 billion.

Investment Portfolio: The Bank's investment portfolio is comprised of highly-rated debt securities and deposits. Its volume is maintained at a level sufficient to ensure that adequate resources are available to meet future cash flow needs. Net investment levels, after swaps, increased $1.8 billion during the first nine months of 2006, which was mainly attributable to loan prepayments of $1.6 billion and a positive currency translation adjustment of $343 million, which were partially offset by an increase in cash holdings ($220 million).

Borrowings Portfolio: The portfolio of borrowings is mostly comprised of medium- and long-term debt raised directly in capital markets. Borrowings outstanding, after swaps, increased $262 million compared with December 31, 2005, primarily due to an increase in the value of borrowing swaps of $267 million, positive currency translation adjustments of $343 million, and amortization of unamortized borrowings discount of $156 million, which were partially offset by a larger amount of bond maturities than new issues ($499 million).

Equity: Total equity at September 30, 2006 was $19.0 billion, compared with $18.7 billion at December 31, 2005, reflecting the net income for the period ($187 million), and positive currency translation adjustments of $117 million.

RESULTS OF OPERATIONS

Table 2 shows a breakdown of Operating Income. For the nine months ended September 30, 2006, Operating Income was $114 million lower than the same period last year due to a reduction in net

4 As a reference, the impact of approving standard loan charges for the second semester would be to increase loan income for the third quarter by approximately $25 million, which would be recorded in the fourth quarter.

interest income and other loan income, and an increase in net non-interest expense, partially offset by a higher credit for private sector non-sovereign guaranteed loan and guarantee losses.

Net interest income, comprised of income on loans and investments less borrowing expenses, and other loan income decreased $68 million and $15 million, respectively, in the first nine months of 2006 compared with the same period in 2005, primarily due to a reduction in the Bank's loan charges ($50 million) and a decrease in the average loan balance of the Emergency Lending Facility, which generates an interest rate margin of 4% ($36 million), that were partially offset by an increase in the equity funded component of loans. The average interest-earning asset and interest-bearing liability portfolios, after swaps, and the respective returns and costs for the nine months ended September 30, 2006 and 2005 and the year ended December 31, 2005 are shown in **Table 3**.

The credit for loan and guarantee losses increased $8 million during the first nine months of the year compared with 2005 mainly due to a slight improvement in the credit risk of the private sector loan portfolio.

Net non-interest expense increased $39 million during the period mainly due to regular salaries and benefits increases ($7 million) and an increase in depreciation and amortization of fixed assets ($24 million) and in special programs expenditures ($4 million).

Table 2: OPERATING INCOME
(Expressed in millions of United States dollars)

	Nine months ended September 30,	
	2006	2005
Loan interest income	$ 1,814	$ 1,751
Investment income	434	279
	2,248	2,030
Less:		
Borrowing expenses	1,536	1,250
Net interest income	712	780
Other loan income	21	36
Other expenses:		
Credit for loan and guarantee losses	(45)	(37)
Net non-interest expense	302	263
Total	257	226
Operating Income	$ 476	$ 590

Table 3: ASSET/LIABILITY PORTFOLIOS AND RETURNS/COSTS
(Amounts expressed in millions of United States dollars)

	Nine months ended September 30, 2006		Nine months ended September 30, 2005		Year ended December 31, 2005	
	Average balance	Return/Cost %	Average balance	Return/Cost %	Average balance	Return/Cost %
Loans [1]	$ 47,730	5.08	$ 48,023	4.88	$ 47,837	4.95
Liquid investments	13,690	4.29	11,893	3.15	12,341	3.29
Total earning assets	61,420	4.90	59,916	4.54	60,178	4.61
Borrowings	43,407	4.73	42,424	3.94	42,609	4.07
Interest rate spread		0.17		0.60		0.54
Net interest margin [2]		1.55		1.74		1.72

[1] Excludes loan fees.

[2] Represents net interest income as a percent of average earning assets.

COMMITMENTS

Guarantees: The Bank makes partial guarantees either with a sovereign counter-guarantee for public sector operations or without a sovereign counter-guarantee for operations to private sector or sub-national entities. During the nine months ended September 30, 2006, the Bank approved its first guarantee with sovereign counter-guarantee of $60 million, and approved one guarantee without a sovereign counter-guarantee in the amount of $75 million compared to one guarantee for $28 million during the nine months ended September 30, 2005. In addition, the Bank authorized eight credit lines in the aggregate amount of $123 million and increased by $20 million an already existing credit line under its non-sovereign guaranteed Trade Finance Facilitation Program.

Contractual Obligations: The Bank's most significant contractual obligations relate to undisbursed loans and the repayment of borrowings. At September 30, 2006, undisbursed loans amounted to $16,689 million and the average maturity of the medium- and long-term borrowing portfolio, after swaps, was 5.2 years with contractual maturity dates through 2027[5].

OTHER DEVELOPMENTS DURING THE QUARTER

Mr. Alan Siegfried was appointed Auditor General of the Bank, effective October 1, 2006.

On August 9, 2006, the Board of Executive Directors approved an integrated business plan and revised operational guidelines for operations without sovereign guarantees, making effective the Board of Governors' authorization to expand Bank financing without sovereign guarantee to private sector and sub-national entities, and to projects in all economic sectors, subject to an exclusion list.

During October 2006, Mexico prepaid loans amounting to $2.5 billion, for a total of $3.7 billion from Mexico during the year, further reducing the volume of loans outstanding.

5 The maturity structure of medium- and long-term borrowings outstanding at the end of 2005 is presented in Appendix I-5 to the December 31, 2005 financial statements.

Condensed Quarterly Financial Statements
(Unaudited)

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

CONDENSED BALANCE SHEET
(Expressed in millions of United States dollars)

	September 30, 2006 (Unaudited)		December 31, 2005	
ASSETS				
Cash and investments				
Cash	$ 443		$ 223	
Investments				
Trading	11,964		10,183	
Held-to-maturity	3,614	$ 16,021	3,414	$ 13,820
Loans outstanding	46,808		48,135	
Allowance for loan losses	(92)	46,716	(175)	47,960
Receivable from members		424		443
Receivable from currency and interest rate swaps		1,811		1,604
Other assets		1,581		1,555
Total assets		$ 66,553		$ 65,382
LIABILITIES AND EQUITY				
Liabilities				
Borrowings		$ 45,166		$ 45,093
Payable for currency and interest rate swaps		908		562
Payable for investment securities purchased		257		45
Amounts payable to maintain value of currency holdings		299		188
Other liabilities		886		767
Total liabilities		47,516		46,655
Equity				
Capital stock				
Subscribed 8,368,563 shares	$100,953		$ 100,953	
Less callable portion	(96,613)		(96,613)	
Paid-in capital stock	4,340		4,340	
Retained earnings	14,386		14,199	
Accumulated other comprehensive income	311	19,037	188	18,727
Total liabilities and equity		$ 66,553		$ 65,382

The accompanying notes are an integral part of these condensed quarterly financial statements.

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

CONDENSED STATEMENT OF INCOME AND RETAINED EARNINGS
(Expressed in millions of United States dollars)

	Three months ended September 30,		Nine months ended September 30,	
	2006	2005	2006	2005
	(Unaudited)		(Unaudited)	
Income				
Loans	$ 622	$ 586	$ 1,835	$ 1,787
Investments	160	99	434	279
Other	4	2	8	8
Total income	786	687	2,277	2,074
Expenses				
Borrowing expenses, after swaps	537	432	1,536	1,250
Credit for loan and guarantee losses	(8)	(10)	(45)	(37)
Administrative expenses	106	90	296	261
Special programs	6	-	14	10
Total expenses	641	512	1,801	1,484
Income before SFAS 133 and currency transaction adjustments	145	175	476	590
Effects of SFAS 133 and currency transaction adjustments	394	(257)	(289)	105
Net income (loss)	539	(82)	187	695
Retained earnings, beginning of period	13,847	14,214	14,199	13,437
Retained earnings, end of period	$ 14,386	$ 14,132	$ 14,386	$ 14,132

CONDENSED STATEMENT OF COMPREHENSIVE INCOME
(Expressed in millions of United States dollars)

	Three months ended September 30,		Nine months ended September 30,	
	2006	2005	2006	2005
	(Unaudited)		(Unaudited)	
Net income (loss)	$ 539	$ (82)	$ 187	$ 695
Other comprehensive income (loss)				
Translation adjustments	(80)	(58)	117	(454)
Reclassification to income - cash flow hedges	1	1	6	6
Total other comprehensive income (loss)	(79)	(57)	123	(448)
Comprehensive income (loss)	$ 460	$ (139)	$ 310	$ 247

The accompanying notes are an integral part of these condensed quarterly financial statements.

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

CONDENSED STATEMENT OF CASH FLOWS
(Expressed in millions of United States dollars)

	Nine months ended September 30, 2006	Nine months ended September 30, 2005
	(Unaudited)	
Cash flows from lending and investing activities		
Lending:		
Loan disbursements (net of participations)	$ (3,587)	$ (1,925)
Loan collections (net of participations)	5,126	4,139
Recoveries	3	-
Net cash provided by lending activities	1,542	2,214
Gross purchases of held-to-maturity investments	(1,548)	(2,159)
Gross proceeds from maturities of held-to-maturity investments	1,464	2,197
Miscellaneous assets and liabilities	(51)	19
Net cash provided by lending and investing activities	1,407	2,271
Cash flows from financing activities		
Medium- and long-term borrowings:		
Proceeds from issuance	4,939	2,894
Repayments	(4,555)	(4,455)
Short-term borrowings, net	(883)	(302)
Collections of receivable from members	8	23
Net cash used in financing activities	(491)	(1,840)
Cash flows from operating activities		
Gross purchases of trading investments	(15,543)	(10,931)
Gross proceeds from sale or maturity of trading investments	14,171	9,835
Loan income collections	1,920	1,892
Interest and other costs of borrowings, after swaps	(1,385)	(1,232)
Income from investments	412	282
Other income	8	8
Administrative expenses	(272)	(253)
Special programs	(5)	-
Net cash used in operating activities	(694)	(399)
Effect of exchange rate fluctuations on cash	(2)	(8)
Net increase in cash	220	24
Cash, beginning of year	223	210
Cash, end of period	$ 443	$ 234

The accompanying notes are an integral part of these condensed quarterly financial statements.

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

CONDENSED NOTES TO FINANCIAL STATEMENTS

NOTE A – FINANCIAL INFORMATION

The primary activities of the Inter-American Development Bank (the Bank) are conducted through the Ordinary Capital, which is supplemented by the Fund for Special Operations (FSO) and the Intermediate Financing Facility Account (IFF). Unless otherwise indicated, all financial information provided in these condensed quarterly financial statements refers to the Ordinary Capital. The condensed quarterly financial statements should be read in conjunction with the December 31, 2005 financial statements and notes therein. Except for the possible adjustment described in Note C, Loans and Guarantees - Loan Charges, management believes that the condensed quarterly financial statements reflect all adjustments necessary for a fair presentation of the Ordinary Capital's financial position and results of operations in accordance with accounting principles generally accepted in the United States of America. The results of operations for the first nine months of the current year are not necessarily indicative of the results that may be expected for the full year.

NOTE B – NEW ACCOUNTING PRONOUNCEMENTS

In February 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 155 "Accounting for Certain Hybrid Financial Instruments", an amendment of SFAS No. 133 and 140, which, among other provisions, permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation. The Bank adopted this pronouncement effective January 1, 2006, as allowed by the corresponding transition provisions. In view of the small number of hybrid financial instruments issued or acquired by the Bank, the effect of implementing SFAS 155 was not significant on the Bank's financial position and results of operations.

In addition, in September 2006, the FASB issued SFAS No. 157 "Fair Value Measurements" and SFAS No. 158 "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans". SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements; this pronouncement is effective for the Bank beginning in 2008. SFAS No. 158 requires that the funded status of benefit plans be recognized as an asset or liability against a component of other comprehensive income in the balance sheet and that the measurement of benefit plans obligations be made as of the date of the balance sheet; this pronouncement is effective for the Bank on December 31, 2006. The Bank is currently assessing the impact of these standards on its financial statements.

NOTE C – LOANS AND GUARANTEES

Loan Charges: The Bank's standard loan charges consist of a lending spread of 0.30% per annum on the outstanding amount, a credit commission of 0.25% per annum on the undisbursed convertible currency portion of the loan, and no supervision and inspection fee. These charges currently apply to Single Currency Facility loans and most Currency Pooling System and U.S. Dollar Window loans comprising approximately 91% of the loan portfolio. The loan charges are subject to semiannual approval by the Board of Executive Directors (the Board).

In May, the Board approved loan charges for the first semester of 2006 of 0.10% lending spread, 0.10% credit commission and no supervision and inspection fee, lower than the standard loan charges. The level of loan charges for the second semester of 2006 is currently under consideration by the Board as are other options for using equity above 38% Total-Equity-to-Loans Ratio (TELR). Loan income for the third quarter of 2006 has provisionally been calculated using the reduced charges approved for the first semester, pending a final decision of the Board of Executive Directors on the loan charges for the second semester of 2006. Were the Board to decide to charge standard loan charges for the second semester, loan income for the third quarter would increase by approximately $25 million, which would be recorded in the fourth quarter.

Nonaccrual and impaired loans and allowance for loan losses: At September 30, 2006 and December 31, 2005, all loans were performing except for certain private sector loans, which were classified as impaired and were in non-accrual status.

The following table provides financial information related to impaired loans as of September 30, 2006 and December 31, 2005 (in millions):

	2006 (Unaudited)	2005
Recorded investment at end of period	$ 89	$ 196
Allowance for loan losses	19	105
Average recorded investment during period	129	216

In addition, a summary of financial information related to impaired loans affecting the results of operations for the three months and nine months ended September 30, 2006 and 2005 is as follows (in millions):

	Three months ended September 30,	
	2006	2005
	(Unaudited)	
Loan income recognized	$ 2	$ 3
Loan income that would have been recognized on an accrual basis during the period	2	4

	Nine months ended September 30,	
	2006	2005
	(Unaudited)	
Loan income recognized	$ 11	$ 8
Loan income that would have been recognized on an accrual basis during the period	9	12

The changes in the allowance for loan and guarantee losses for the nine months ended September 30, 2006 and the year ended December 31, 2005 were as follows (in millions):

	2006 (Unaudited)	2005
Balance, beginning of year	$ 188	$ 199
Credit for loan and guarantee losses	(45)	(14)
Private Sector Program:		
Write-offs	(42)	(6)
Recoveries	5	9
Balance, end of period	$ 106	$ 188
Composed of:		
Allowance for loan losses	$ 92	$ 175
Allowance for guarantee losses[1]	14	13
Total	$ 106	$ 188

[1] The allowance for guarantee losses is included in Other liabilities in the Condensed Balance Sheet.

Guarantees: As of September 30, 2006, the Bank had approved, net of cancellations and maturities, non-trade related guarantees without sovereign counter-guarantees in the amount of $435 million ($360 million as of December 31, 2005). In addition, during the first nine months of 2006 the Bank approved its first guarantee with sovereign counter-guarantee in the amount of $60 million.

Under its non-sovereign guaranteed Trade Finance Facilitation Program, the Bank provides partial credit guarantees on short-term trade related transactions. As of September 30, 2006, eighteen guarantee credit lines totaling $413 million had been authorized under this Program ($270 million as of December 31, 2005).

As of September 30, 2006, guarantees of $384 million ($319 million as of December 31, 2005) were outstanding and subject to call. This amount represents the maximum potential undiscounted future payments that the Bank could be required to make under these guarantees. An amount of $50 million ($72 million as of December 31, 2005) of guarantees outstanding has been re-insured to reduce the Bank's exposure. Outstanding guarantees have remaining maturities ranging from 4 to 20 years, except for trade related guarantees that have maturities of up to three years. As of September 30, 2006, no guarantees provided by the Bank had ever been called.

NOTE D – EFFECTS OF SFAS 133 AND CURRENCY TRANSACTION ADJUSTMENTS

Effects of SFAS 133 and currency transaction adjustments on the Condensed Statement of Income and Retained Earnings for the three months and nine months ended September 30, 2006 and 2005 comprise the following (in millions):

	Three months ended September 30,	
	2006	2005
	(Unaudited)	
Increase (decrease) in fair value of derivative instruments due to movements in:		
Exchange rates	$ 263	$ 84
Interest rates	380	(280)
Total change in fair value of derivatives	643	(196)
Currency transaction losses on borrowings	(265)	(84)
Change in fair value of hybrid borrowings	(1)	-
Amortization of borrowing and loan fair value adjustments	18	25
Reclassification to income - cash flow hedges	(1)	(2)
Total	$ 394	$ (257)

	Nine months ended September 30, 2006	2005
	(Unaudited)	
Increase (decrease) in fair value of derivative instruments due to movements in:		
Exchange rates	$ 123	$ (298)
Interest rates	(356)	78
Total change in fair value of derivatives	(233)	(220)
Currency transaction (losses) gains on borrowings	(104)	269
Change in fair value of hybrid borrowings	3	-
Amortization of borrowing and loan fair value adjustments	51	62
Reclassification to income - cash flow hedges	(6)	(6)
Total	$ (289)	$ 105

The Bank's borrowings in non-functional currencies are fully swapped to functional currencies, thus protecting the Bank against fluctuations in exchange rates. During 2006, positive exchange rate changes affecting the value of borrowing swaps amounting to $123 million (2005 – negative $298 million) offset currency transaction losses on borrowings of $104 million (2005 – gains of $269 million).

NOTE E – PENSION AND POSTRETIREMENT PLANS

The Bank has two defined benefit retirement plans (Plans), the Staff Retirement Plan (SRP) for the pension benefit of its international employees and the Local Retirement Plan (LRP) for the pension benefit of local employees in the country offices. The Bank also provides certain health care and other benefits to retirees under the Postretirement Benefits Plan (PRBP).

Contributions: All contributions are made in cash. Contributions from the Bank to the Plans and the PRBP during the first nine months of 2006 amounted to $38 million (2005 – $30 million). As of September 30, 2006, the estimate of contributions expected to be paid to the Plans and the PRBP during 2006 remained unchanged from that disclosed in the December 31, 2005 financial statements: $35 million for the Plans and $16 million for the PRBP. Contributions for 2005 amounted to $30 million and $12 million, respectively.

Periodic benefit cost: Net periodic benefit costs are allocated between the Ordinary Capital and the FSO in accordance with an allocation method approved by the Board of Executive Directors for administrative expenses and are included under Administrative expenses in the Statement of Income and Retained Earnings. The following table summarizes the benefit costs associated with the Plans and the PRBP for the three and nine months ended September 30, 2006 and 2005 (in millions):

	Pension Benefits			
	Three months ended September 30,		Nine months ended September 30,	
	2006	2005	2006	2005
	(Unaudited)		(Unaudited)	
Service cost	$ 15	$ 15	$ 44	$ 44
Interest cost	28	26	84	79
Expected return on plan assets	(34)	(33)	(104)	(100)
Amortization of prior service cost	-	-	1	1
Net periodic benefit cost	$ 9	$ 8	$ 25	$ 24
Of which:				
ORC's share	$ 7	$ 7	$ 20	$ 20
FSO's share	$ 2	$ 1	$ 5	$ 4

	Postretirement Benefits			
	Three months ended September 30,		Nine months ended September 30,	
	2006	2005	2006	2005
	(Unaudited)		(Unaudited)	
Service cost	$ 7	$ 7	$ 23	$ 21
Interest cost	11	10	33	31
Expected return on plan assets	(13)	(13)	(41)	(39)
Amortization of prior service cost	-	-	1	1
Net periodic benefit cost	$ 5	$ 4	$ 16	$ 14
Of which:				
ORC's share	$ 4	$ 3	$ 13	$ 11
FSO's share	$ 1	$ 1	$ 3	$ 3

NOTE F – SEGMENT REPORTING

Management has determined that the Bank has only one reportable segment since the Bank does not manage its operations by allocating resources based on a determination of the contributions to net income of individual operations. The Bank does not differentiate between the nature of the products or services provided, the preparation process, or the method for providing the services among individual countries. For the nine months ended September 30, 2006 and 2005, loans made to or guaranteed by three countries individually generated in excess of 10 percent of loan income, as follows (in millions):

	Nine months ended September 30, 2006	2005
Brazil	$ 393	$ 358
Argentina	351	342
Mexico	271	249

File No. 83-1
Regulation IA
Rule 2 (a)

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

PERIODIC REPORT

Pursuant to Regulation IA, Rule 2(a), adopted pursuant to Section 11(a) of the Inter-American Development Bank Act.

For the fiscal quarter ended September 30, 2006
INTER-AMERICAN DEVELOPMENT BANK (the "Bank")
Washington, D.C. 20577

(1) Information as to any purchases or sales by the Bank of its primary obligations during such quarter.

Attached hereto as Annex A is a table which lists sales by the Bank of its primary obligations, all of which were of the Bank's ordinary capital. There were no purchases by the Bank of its primary obligations.

(2) Copies of the Bank's regular quarterly financial statements.

Attached hereto as Annex B are the financial statements, as of September 30, 2006, of the Bank's ordinary capital.

(3) Copies of any material modifications or amendments during such quarter of any exhibit (other than (i) constituent documents defining the rights of holders of securities of other issuers guaranteed by the Bank, and (ii) loans and guaranty agreements to which the Bank is a party) previously filed with the Commission under any statute.

Not applicable: there have been no modifications or amendments of any exhibits previously filed with the Commission.

Annex A

Sales by the Inter-American Development Bank of its Ordinary Capital Primary Obligations

Borrowing Currency	Borrowing Amount	Coupon (%)	Issue Price (%)	Issue Date	Maturity Date
NZD	100,000,000	6.125	100.04	19-July-06	19-July-2011
MXN	120,000,000	7.80	100.00	26-July-06	26-July-2011
ZAR	250,000,000	8.50	99.40	28-July-06	28-July-2016
AUD	100,000,000	5.75	98.246	31-July-06	15-June-2011
AUD	100,000,000	5.75	98.379	31-July-06	22-Dec-2010
NZD	419,000,000	6.00	99.980	24-Aug-06	26-Aug-2008
AUD	143,000,000	5.43	99.980	24-Aug-06	24-Aug-2009
NZD	100,000,000	6.25	99.775	25-Aug-06	25-Aug-2011
ZAR	300,000,000	7.25	96.340	7-Sep-06	7-Sep-2011
USD	1,000,000,000	5.125	99.660	13-Sep-06	13-Sep-2016
MXN	400,000,000	7.50	99.775	14-Sep-06	14-Sep-2011

File No. 83-1
Regulation IA
Rule 3

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

450 Fifth Street, N.W.

Washington, D.C. 20549

REPORT OF

INTER-AMERICAN DEVELOPMENT BANK

(the "Bank")

In respect of

PEN324,400,000 Notes due 2017
being issued under the Bank's Global Debt Program

Filed pursuant to Rule 3 of Regulation IA

Dated: October 24, 2006

File No. 83-1
Regulation IA
Rule 3

The following information is filed pursuant to Rule 3 of Regulation IA in respect of the issue of the PEN324,400,000 Notes due 2017 (the "Notes") under the Bank's Global Debt Program (the "Program"). The Notes are being issued pursuant to: the Prospectus dated January 8, 2001 (the "Prospectus") and the Standard Provisions dated January 8, 2001 (the "Standard Provisions") (both previously filed); and the Terms Agreement dated October 24, 2006 (the "Terms Agreement") and the Pricing Supplement dated October 24, 2006 (the "Pricing Supplement") (both attached hereto). This report contains information specified in Schedule A to Regulation IA concerning a particular issue of securities which has not been previously available.

Item 1. Description of Securities

See cover page and pages 17 through 31 of the Prospectus; and the attached Pricing Supplement.

Item 2. Distribution of Securities

See pages 42 through 44 of the Prospectus; and the attached Terms Agreement.

Item 3. Distribution Spread

	Price to the Public	Selling Discounts and Commission[1]	Proceeds to the Bank
Per Note:	100.00%	0.50%	99.50%
Total:	PEN324,400,000 (US$100,015,415.45)	PEN1,622,000 (US$500,077.08)	PEN322,778,000 (US$99,515,338.37)

Item 4. Discounts and Commissions to Sub-Underwriters and Dealers

See Item 3 above.

Item 5. Other Expenses of Distribution

Not applicable.

Item 6. Application of Proceeds

See page 5 of the Prospectus.

Item 7. Exhibits

(A) Opinion of the Counsel to the Bank as to the legality of the obligations, dated April 12, 2006
(B) Pricing Supplement
(C) Terms Agreement

1 The Bank has agreed to indemnify the Underwriters against certain liabilities.

BANCO INTERAMERICANO DE DESARROLLO
BANCO INTERAMERICANO DE DESENVOLVIMENTO

INTER-AMERICAN DEVELOPMENT BANK
BANQUE INTERAMERICAINE DE DEVELOPPEMENT

Washington, D.C. 20577

Exhibit A

April 12, 2006

To the Dealers appointed
from time to time pursuant to a
Terms Agreement or Appointment Agreement
under the Global Debt Program of the
Inter-American Development Bank

Ladies and Gentlemen:

I have participated in the proceedings of the Inter-American Development Bank (the "Bank") to establish the Global Debt Program of the Bank, as it may be amended, restated, or superseded from time to time (the "Program"), and to authorize the issue and sale of Notes thereunder (the "Notes") with reference to a Prospectus dated January 8, 2001 (the "Prospectus"). In connection with such proceedings, I have examined, among other documents, the following:

1) The Agreement Establishing the Inter-American Development Bank (the "Bank Agreement") and the By-Laws of the Bank;

2) The Global Borrowing Authorization, Resolution DE-18/06, authorizing the issuance and sale of the Notes;

3) The Prospectus;

4) The Standard Provisions, dated as of January 8, 2001 (the "Standard Provisions");

5) The Global Agency Agreement, dated January 8, 2001, as amended, among the Bank, Kredietbank S.A. Luxembourgeoise, and Citibank, N.A. (the "Global Agency Agreement"); and

6) The Fiscal Agency Agreement, dated December 7, 1962, as supplemented from time to time, between the Bank and the Federal Reserve Bank of New York (the "Fed Fiscal Agency Agreement").

Pursuant to Section 5(e)(ii) of the Standard Provisions, I am of the opinion that:

a) The Bank is an international organization duly established and existing under the Bank Agreement;

b) The Bank has obtained all governmental approvals required pursuant to the Bank Agreement in connection with the offering, issue and sale of the Notes;

c) The creation, issue, sale and delivery of the Notes, and the execution of any Notes in definitive form, have been duly authorized, and when duly issued and delivered, and in the case of Notes in definitive form, duly executed, authenticated, issued and delivered, the Notes will constitute valid and legally binding obligations of the Bank in accordance with their terms;

d) Any applicable Terms Agreement or Appointment Agreement, as the case may be, as of its date, will be duly authorized, executed and delivered by the Bank;

e) Each of the Fed Fiscal Agency Agreement and the Global Agency Agreement has been duly authorized, executed and delivered by the Bank and constitutes a valid and legally binding obligation of the Bank;

f) Under existing law, it is not necessary in connection with the public offering and sale of the Notes to register the Notes under the U.S. Securities Act of 1933, as amended, or to qualify an Indenture with respect thereto under the U.S. Trust Indenture Act of 1939, as amended.

While I assume no responsibility with respect to the statements in the Prospectus, nothing has come to my attention which has caused me to believe that the Prospectus, as of its date and as of the date hereof, and excluding the financial statements or other financial data, contains any untrue statement of a material fact or omits to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

This letter does not relate to the financial statements or other financial data contained in the Prospectus.

In rendering the foregoing opinion, I have relied, with respect to matters of New York law, upon the opinion of Sullivan & Cromwell LLP and, with respect to matters of English law, upon the opinion of Linklaters, each delivered on this date in accordance with the Standard Provisions. Also, I have assumed that signatures on all documents examined by me are genuine.

This letter is furnished by me as Assistant General Counsel of the Bank to Dealers appointed from time to time under the Program and is solely for their benefit.

Very truly yours,

John S. Scott
Assistant General Counsel

PRICING SUPPLEMENT

Inter-American Development Bank

Global Debt Programme

Series No.: 139

PEN324,400,000 Notes due 2017
(the **Notes**)

Issue Price: 100 per cent.

No application has been made to list the Notes on any stock exchange.

Citigroup

The date of this Pricing Supplement is October 24, 2006

This Pricing Supplement (**Pricing Supplement**) supplements the terms and conditions in, and incorporates by reference, the Prospectus dated January 8, 2001, and all documents incorporated by reference therein (the **Prospectus**), and should be read in conjunction with the Prospectus.

Unless otherwise defined in this Pricing Supplement, terms used herein have the same meaning as in the Prospectus.

This document is issued to give details of an issue by Inter-American Development Bank (the **Bank** or the **Issuer**) under its Global Debt Program and to provide information supplemental to the Prospectus.

Terms and Conditions

The following items under this heading "Terms and Conditions" are the particular terms that relate to the issue the subject of this Pricing Supplement. These are the only terms which form part of the form of Notes for such issue.

1.	Series No.:	139.
2.	Aggregate Principal Amount:	PEN324,400,000.
3.	Issue Price:	100 per cent. of the Aggregate Principal Amount, payable in USD.
4.	Issue Date:	October 26, 2006.
5.	Form of Notes (Condition 1(a)):	Registered only, as further provided in paragraph 7(c) of "Other Relevant Terms" below.
6.	Authorised Denomination(s) (Condition 1(b)):	PEN100,000.
7.	Specified Currency (Condition 1(d)):	Peruvian Nuevos Soles (**PEN**) being the lawful currency of the Republic of Peru, provided that all payments in respect of the Notes will be made in U.S. Dollars unless there is a Clearing Event, as further specified below.

For the purposes hereof:

Clearing Event means, in respect of a payment under the Notes, a determination by the Calculation Agent that:

(i) PEN has been accepted by both Euroclear and Clearstream, Luxembourg as a settlement currency;

(ii) the Issuer has given notice to the holders of the Notes in accordance with Condition 14 (*Notices*) of the occurrence of (i) above not less than 30 days prior to the date of such payment; and

		(iii) PEN continues to be accepted by both Euroclear and Clearstream, Luxembourg as a settlement currency on the payment date relating to such payment. Any notice given pursuant to (ii) above shall specify the ISIN, the Aggregate Principal Amount and the Maturity Date of the Notes.
8.	Specified Principal Payment Currency (Conditions l(d) and 7(h)):	In respect of a payment, United States Dollars (**U.S. Dollars** and **USD**) or, if there is a Clearing Event on the payment date relating to such payment, PEN.
9.	Specified Interest Payment Currency (Conditions l(d) and 7(h)):	In respect of a payment, USD or, if there is a Clearing Event on the payment date relating to such payment, PEN.
10.	Maturity Date:	April 17, 2017, subject to adjustment in accordance with the Following Business Day Convention.
11.	Interest Basis (Condition 5):	Fixed Interest Rate (Condition 5(I)).
12.	Interest Commencement Date (Condition 5(III)):	Issue Date.
13.	Fixed Interest Rate (Condition 5(I)):	Condition 5(I) (*Fixed Interest Rates*) as amended and supplemented below, shall apply to the Notes. The bases of calculation of the Calculation Amounts and the Interest Amount and default interest are as set forth below:
	(a) Calculation Amount:	(i) If there is no Clearing Event on the Fixed Rate Interest Payment Date in respect of an Interest Period, the Calculation Amount in respect of such Interest Period and the Determination Date relating to such Interest Period and in relation to each Authorised Denomination shall be an amount in USD calculated by the Calculation Agent equal to the amount specified for such Interest Period under the heading "Calculation Amount per Authorised Denomination (PEN)" in Annex I hereto, divided by the PEN/USD Reference Rate for the Determination Date for such Interest Period, rounded, if necessary, to the nearest cent (USD0.005 being rounded upwards).

		(ii) If there is a Clearing Event on the Fixed Rate Interest Payment Date in respect of an Interest Period, the Calculation Amount in respect of such Interest Period and in relation to each Authorised Denomination shall be an amount in PEN equal to the amount specified for such Interest Period under the heading "Calculation Amount per Authorised Denomination (PEN)" in Annex I hereto.
(b)	Interest Rate:	6.6250 per cent. per annum payable semi-annually in arrear.
(c)	Fixed Rate Interest Payment Date(s):	15 April and 15 October in each year, from (and including) April 15, 2007 to (and including) October 15, 2016 and April 17, 2017. Each Fixed Rate Interest Payment Date is subject to adjustment for payment only in accordance with the Following Business Day Convention with no adjustment to the amount of interest otherwise calculated.
(d)	Interest Periods and Interest Period End Dates:	**Interest Period** means the period beginning on (and including) the Interest Commencement Date to (but excluding) the first Interest Period End Date and each successive period from (and including) an Interest Period End Date to (but excluding) the next succeeding Interest Period End Date. For the avoidance of doubt, the first Interest Period shall be a short period from (and including) the Interest Commencement Date to (but excluding) the first Interest Period End Date and the last Interest Period shall be a long period from (and including) October 15, 2016 to (but excluding) the final Interest Period End Date. For the purposes hereof: **Interest Period End Date** means 15 April and 15 October in each year, from (and including) April 15, 2007 to (and including) October 15, 2016 and April 17, 2017.
(e)	Fixed Rate Day Count Fraction:	In respect of an Interest Period, the number of days in the relevant Interest Period (such number of days being calculated on the basis of a year of 360 days with 12 30-day months) divided by 360 (**DCF**).

(f)	Calculation of Interest Amount:	In relation to each Interest Period and (if applicable) the Determination Date for such Interest Period, the Calculation Agent will, as soon as practicable and in accordance with paragraphs 13(h) and 13(j) below, determine the PEN/USD Reference Rate (if applicable) and calculate the amount of interest payable (the **Interest Amount**) in respect of each Authorised Denomination for the relevant Interest Period. The Interest Amount shall be an amount in U.S. Dollars or, if there is a Clearing Event on the Fixed Rate Interest Payment Date for the relevant Interest Period, an amount in PEN calculated by multiplying (i) the Interest Rate, (ii) the Calculation Amount for the relevant Interest Period and (iii) the DCF for the relevant Interest Period, and rounding, if necessary, the resultant figure to the nearest cent (USD0.005 being rounded upwards) or to the nearest PEN (PEN0.5 being rounded upwards), as applicable. If a holder holds more than one Authorised Denomination of the Notes, the Interest Amounts in respect of such Notes shall be aggregated and any rounding pursuant to the above provision shall only occur following such aggregation.
(g)	Determination Date:	In relation to an Interest Period and where there is no Clearing Event on the Fixed Rate Interest Payment Date for such Interest Period, five (5) Relevant Business Days prior to the Fixed Rate Interest Payment Date for such Interest Period provided that if there is an Unscheduled Holiday between such Determination Date and such Fixed Rate Interest Payment Date, there shall be no adjustment to such Determination Date on account thereof; where **Unscheduled Holiday** means a day that is not a Relevant Business Day and that the market was not aware of such fact (by means of a public announcement or by reference to other publicly available information) until a time later than 9.00 a.m. local time in the principal financial centre of the Specified Currency two Relevant Business Days prior to the Determination Date.

(h) PEN/USD Reference Rate:

In respect of a Determination Date or an Early Redemption Determination Date (as defined below), as applicable, the PEN/USD exchange rate, expressed as the amount of PEN per one USD for the average between bid and offer prices which appear on the Reuters Screen Page "PDSC" in the "interbancario" column opposite caption "11.00 a.m." or such other page or service on which such exchange rate appears from time to time (or such other page or service as may replace any such page for the purposes of displaying PEN/USD exchange rates) on such Determination Date or Early Redemption Determination Date, as applicable.

For the purposes of the above: **Reuters Screen** means the display page so designated above on the Reuters Money 3000 Service.

Fallback Provisions:

Should no such rate appear on such page (or on such replacement page as described in the preceding paragraph) on the Determination Date or Early Redemption Determination Date, as applicable, then the PEN/USD Reference Rate for such Determination Date or Early Redemption Determination Date, as applicable shall be determined by the Calculation Agent by requesting quotations for the mid PEN/USD spot foreign exchange rate either (i) at 11.00 a.m. Lima time on the first day (other than a Saturday or a Sunday) following the Determination Date or Early Redemption Determination Date, as applicable (if such day is a Relevant Business Day) or (ii) if the first day (other than a Saturday or a Sunday) following the Determination Date or Early Redemption Determination Date, as applicable, is not a Relevant Business Day, at 12.00 Lima time on the Determination Date or Early Redemption Determination Date, as applicable, from five banks active in the PEN/USD currency and foreign exchange markets (such banks, the **Reference Banks**) as selected by the Calculation Agent.

If five or four quotations are provided as requested, the PEN/USD Reference Rate will be the arithmetic mean (rounded to the nearest five decimal places, 0.000005 being rounded upwards) of the remaining three or two such quotations, as the case may be, for such rate provided by the Reference Banks, after disregarding the highest such quotation and the lowest such quotation (provided that, if two or more such quotations are the highest such quotations, then only one of such quotations shall be disregarded, and if one or more such quotations are the lowest quotations, then only one of such lowest quotations will be disregarded).

If only three or two such quotations are provided as requested, the PEN/USD Reference Rate shall be determined as described above except that the highest and lowest quotations will not be disregarded.

If only one or no such quotations are provided as requested, or if the Calculation Agent determines in its sole discretion that no suitable reference banks active in the PEN/USD currency or foreign exchange markets will provide quotes, the Calculation Agent shall be entitled to calculate the PEN/USD Reference Rate in a manner that it deems commercially reasonable by reference to such additional sources as it deems appropriate.

In the event that the PEN/USD Reference Rate is to be determined in accordance with the above "Fallback Provisions", the Calculation Agent shall notify the Bank and the Global Agent as soon as reasonably practicable that the PEN/USD Reference Rate is to be so determined using such objective criteria as are reasonably available at the time.

(i) Notification: The Global Agent on behalf of the Bank shall give notice as soon as reasonably practicable to the Note holders in accordance with Condition 14 (*Notices*) in the event of any determinations or amendments pursuant to the above "Fallback Provisions".

(j)	Calculation Agent (if not the Global Agent):	Citibank, N.A., New York In relation to each Fixed Rate Interest Payment Date, each Redemption Date and any day on which the Notes are redeemed early (each a **Relevant Date**): (i) if there is no Clearing Event on the Relevant Date, as soon as is reasonably practicable after the determination of the relevant PEN/USD Reference Rate and/or Redemption PEN/USD Reference Rate and/or Early Redemption PEN/USD Reference Rate, as the case may be, in relation thereto and in no event later than 3:00 p.m. (New York City time) on the Relevant Business Day on which the relevant rate is to be determined, the Calculation Agent shall notify the Bank and the Global Agent of the PEN/USD Reference Rate and/or the Redemption PEN/USD Reference Rate and/or the Early Redemption PEN/USD Reference Rate, as the case may be, and the Interest Amount and/or the Redemption Amount and/or the Early Redemption Amount and/or the Accrued Interest Amount in relation thereto; or (ii) if there is a Clearing Event on the Relevant Date, no later than 3:00 p.m. (New York City time) five (5) Relevant Business Days prior to the Relevant Date the Calculation Agent shall notify the Bank and the Global Agent of the Interest Amount and/or the Redemption Amount and/or the Early Redemption Amount and/or the Accrued Interest Amount in relation thereto. All determinations of the Calculation Agent shall (in the absence of manifest error) be final and binding on all parties (including, but not limited to, the Bank and the Noteholders) and shall be made in its sole discretion in good faith and in a commercially reasonable manner in accordance with a calculation agent agreement dated October 24, 2006 between the Bank and the Calculation Agent.
14.	Relevant Business Day(s):	Lima and New York City.

15. Redemption Amount (Condition 6(a)):

Condition 6(a) (*Final Redemption*) shall be deleted and replaced by the following:

"Unless previously redeemed or purchased and cancelled as specified below, each Note will be redeemed in part on each Redemption Date, the amount due on each Redemption Date being the Redemption Amount.

Where:

Redemption Amount means, in respect of an Authorized Denomination and a Redemption Date:

(i) if there is no Clearing Event on the relevant Redemption Date, the amount specified for such Redemption Date in Annex II hereto under the heading "Redemption Amount per Authorized Denomination (PEN)", converted into U.S. Dollars at the Redemption PEN/USD Reference Rate as determined by the Calculation Agent, rounded, if necessary, to the nearest cent (USD0.005 being rounded upwards); or

(ii) if there is a Clearing Event on the relevant Redemption Date, the amount specified for such Redemption Date in Annex II hereto under the heading "Redemption Amount per Authorized Denomination (PEN)".

Redemption PEN/USD Reference Rate means, in respect of a Redemption Date, the PEN/USD Reference Rate determined for the Determination Date falling immediately prior to such Redemption Date.

Redemption Date means April 15, 2016, October 15, 2016 and April 17, 2017.

Condition 7(a)(i) (*Payments - Registered Notes: Payments of Principal and Interest*) shall be deleted and the following shall be substituted therefor:

"Payments of principal and interest in respect of Registered Notes will be made to the person shown on the Register at the close of business on the fifteenth day before the due date for payment thereof (the **Record Date**). The Global Agent will make such payments by transfer to an account in U.S. Dollars maintained by the payee with a bank in New York City or in PEN maintained by the payee with a bank in Lima, as applicable. Payments of interest due on the final Fixed Rate Interest Payment Date and the final Redemption Amount due on the Final Redemption Date will only be made against surrender of the relevant Registered Note at the specified office of any Transfer Agent. Details of the account to which a registered holder's payments will be transferred should be notified to the specified office of the Global Agent before a Record Date.

References in the Terms and Conditions to principal in respect of the notes shall be deemed to include the Redemption Amounts.".

Condition 7(a)(iii) (*Payments – Registered Notes: Payment Initiation*) shall be amended by the deletion of the word "principal" in the fifth line thereof and the substitution of the words "the interest due in respect of each Registered Note on the final Fixed Rate Interest Payment Date and the final Redemption Amount payable on the final Redemption Date" therefor.

16.	Issuer's Optional Redemption Amount (Condition 6(e)):	No.
17.	Redemption at the Option of the Note holders (Condition 6(f));	No.
18.	Early Redemption Amount (including accrued interest, if applicable) (Condition 9):	In respect of each Authorized Denomination, an amount in U.S. Dollars or, if there is a Clearing Event on the date of early redemption (the **Early Redemption Date**), an amount in PEN calculated by the Calculation Agent in accordance with the following:

Early Redemption Calculation Amount + Accrued Interest Amount

where:

Accrued Interest Amount means in respect of each Authorised Denomination an amount in U.S. Dollars or, if there is a Clearing Event on the Early Redemption Date, an amount in PEN calculated on the basis set out in paragraph 13(f) above except that (i) the reference to the Calculation Amount shall be deemed to be the Early Redemption Calculation Amount and (ii) for the purposes of the DCF, the number of days of the relevant Interest Period shall be from and including the immediately preceding Interest Period End Date to but excluding the Early Redemption Date.

Early Redemption Calculation Amount means, in respect of each Authorised Denomination:

(i) if there is no Clearing Event on the Early Redemption Date, an amount in U.S. Dollars calculated by the Calculation Agent equal to the Calculation Amount for the Interest Period during which the Early Redemption Date falls as specified under Annex I hereto under the heading "Calculation Amount per Authorised Denomination (PEN)", divided by the Early Redemption PEN/USD Reference Rate, rounded, if necessary, to the nearest cent (USD0.005 being rounded upwards); or

(ii) if there is a Clearing Event on the Early Redemption Date, an amount in PEN calculated by the Calculation Agent equal to the Calculation Amount for the Interest Period during which the Early Redemption Date falls as specified under Annex I hereto under the heading "Calculation Amount per Authorised Denomination (PEN)".

Early Redemption PEN/USD Reference Rate means the PEN/USD Reference Rate determined on the day falling five (5) Relevant Business Days prior to the Early Redemption Date (the **Early Redemption Determination Date**) provided that if there is an Unscheduled Holiday between such Early Redemption Determination Date and such Early Redemption Date, there shall be no adjustment to such Determination Date on account thereof;

Unscheduled Holiday means a day that is not a Relevant Business Day and that the market was not aware of such fact (by means of a public announcement or by reference to other publicly available information) until a time later than 9.00 a.m. local time in the principal financial center of the Specified Currency two Relevant Business Days prior to the Early Redemption Determination Date.

19. Governing Law: New York.

20. Selling Restrictions: The following should be read in conjunction with the more complete description contained in Exhibit D to the Standard Provisions dated 8 January 2001, which are incorporated by reference into the Terms Agreement dated October 24, 2006 relating to the Notes.

(a) United States: Under the provisions of Section 11(a) of the Inter-American Development Bank Act, the Notes are exempted securities within the meaning of Section 3(a)(2) of the U.S. Securities Act of 1933, as amended, and Section 3(a)(12) of the U.S. Securities Exchange Act of 1934, as amended.

(b) United Kingdom; The Dealer has agreed that (i) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000) received by it in connection with the issue or sale of the Notes in circumstances in which section 21(1) of the Financial Services and Markets Act 2000 does not apply to the Issuer, and (ii) it has complied and will comply with all applicable provisions of the Financial Services and Markets Act 2000 with respect to anything done by it in relation to the Notes in, from or otherwise involving the United Kingdom.

(c)	Peruvian:	The Notes have not been and will not be registered at the Public Register of Securities Market *(Registro Público del Mercado de Valores)* of the Peruvian Securities and Exchange Commission *(Comisión Nacional Supervisora de Empresas y Valores - CONASEV)*. The Notes will not be offered under a public offering of securities in Peru and, accordingly, the offering has not been and will not be approved by the Peruvian Securities and Exchange Commission.
(d)	General:	No action has been or will be taken by the Bank that would permit a public offering of the Notes, or possession or distribution of any offering material relating to the Notes in any jurisdiction where action for that purpose is required. Accordingly, the Dealer has agreed that it will observe all applicable provisions of law in each jurisdiction in which it may offer or sell Notes or distribute any offering material.

Other Relevant Terms

1.	Listing (if yes, specify Stock Exchange):	None.
2.	Details of Clearance System Approved by the Bank and the Global Agent and Clearance and Settlement Procedures:	Euroclear and Clearstream, Luxembourg.
3.	Syndicated:	No.
4.	Commissions and Concessions:	0.50 per cent. of the Aggregate Principal Amount.
5.	Codes:	
	(a) Common Code:	027210643
	(b) ISIN:	XS0272106435
6.	Identity of Dealer:	Citigroup Global Markets Inc.
	Local Structuring Agent:	Citibank del Peru S.A.
	Local Placement Agent:	Citicorp Peru S.A. SAB.
7.	Provisions for Registered Notes:	
	(a) Individual Definitive Registered Notes Available on Issue Date:	No.
	(b) DTC Global Note(s):	No.

(c)	Other Registered Global Notes:	Yes, issued in accordance with the Global Agency Agreement dated January 8, 2001, among the Bank, Citibank, N.A., as Global Agent, and the other parties thereto.
8.	Additional Risk Factors:	Holders of the Notes should consult with their professional tax advisors regarding tax laws applicable to them.
9.	Currency of Payment:	Condition 7(h) (*Currency of Payment*) shall apply to the Notes with the following modification: In the event that the Issuer satisfies its payment obligations under the Notes in USD pursuant to Condition 7(h), the USD amounts to be paid by the Issuer thereunder shall be calculated as though there were no Clearing Event on the relevant payment date.

10. Additional Information

1. EU Directive

The EU has adopted a Directive regarding the taxation of savings income (the **Savings Directive**). The Savings Directive requires Member States (as defined below) to provide to the tax authorities of other Member States details of payments of interest and other similar income paid by a person to an individual in another Member State, except that Austria, Belgium and Luxembourg will instead impose a withholding system for a transitional period unless during such period they elect otherwise.

The Bank undertakes that it will ensure that it maintains a paying agent in a country which is a member of the European Union (a **Member State**) that will not be obliged to withhold or deduct tax pursuant to the Savings Directive.

2. United States Federal Income Tax Consequences

A) United States Internal Revenue Service Circular 230 Notice: To ensure compliance with Internal Revenue Service Circular 230, prospective investors are hereby notified that: (a) any discussion of U.S. federal tax issues contained or referred to in this Pricing Supplement, the Prospectus or any other document referred to herein is not intended or written to be used, and cannot be used by prospective investors for the purpose of avoiding penalties that may be imposed on them under the United States Internal Revenue Code; (b) such discussions are written for use in connection with the promotion or marketing of the transactions or matters addressed herein; and (c) prospective investors should seek advice based on their particular circumstances from an independent tax advisor.

B) The "Tax Matters" section of the Prospectus and any tax disclosure in this Pricing Supplement is of a general nature only, is not exhaustive of all possible tax considerations and is not intended to be, and should not be construed to be, legal, business or tax advice to any particular prospective investor. Each prospective investor should consult its own tax advisor as to the particular tax consequences to it of the acquisition, ownership, and disposition of the Notes, including the effects of applicable U.S. federal, state and local tax laws and non-U.S. tax laws and possible changes in tax laws.

C) Due to a change in law since the date of the Prospectus, the second paragraph of "—Payments of Interest" under the United States Holders section should be read as follows: "Interest paid by the Bank on the Notes constitutes income from sources outside the United States but interest paid in taxable years beginning before January 1, 2007, with certain exceptions, will be "passive" or "financial services" income, while interest paid in taxable years beginning after December 31, 2006 will, depending on your circumstances, be "passive" or "general" income which, in either case, is treated separately from other types of income for purposes of computing the foreign tax credit.".

D) Due to a change in law since the date of the Prospectus, the fourth paragraph of "—Purchase, Sale and Retirement of the Notes" under the United States Holders section should be read as follows: "Capital gain of a non-corporate United States holder that is recognized in taxable years beginning before January 1, 2011 is generally taxed at a maximum rate of 15% where the holder has a holding period greater than one year.".

3. Additional Investment Considerations:

There are significant risks associated with the Notes including but not limited to exchange rate risk, price risk and liquidity risk. Investors should consult their own financial, legal, accounting and tax advisors about the risks associated with an investment in these Notes, the appropriate tools to analyse that investment, and the suitability of the investment in each investor's particular circumstances. The methodologies for determining the foreign exchange rate may result in a Redemption Amount (or an Early Redemption Amount, as the case may be) or an Interest Amount in respect of the Notes being significantly less than anticipated. Purchasers should ensure that they understand the nature of the terms of the Notes and the extent of their exposure to risk and that they consider the suitability of the Notes as an investment in the light of their own circumstances and financial condition.

INTER-AMERICAN DEVELOPMENT BANK

By: [signature]
Name: John R. Hauge
Title: Finance Manager

ANNEX I

Interest Period	Aggregate Calculation Amount (PEN)	Calculation Amount per Authorized Denomination (PEN)
Each Interest Period falling during the period from (and including) the Issue Date to (but excluding) April 15, 2016	PEN324,400,000	PEN100,000
The Interest Period from (and including) April 15, 2016 to (but excluding) October 15, 2016	PEN291,960,000	PEN90,000
The Interest Period from (and including) October 15, 2016 to (but excluding) April 17, 2017	PEN194,640,000	PEN60,000

ANNEX II

Redemption Date	Aggregate Redemption Amount (PEN)	Redemption Amount per Authorized Denomination (PEN)
April 15, 2016	PEN32,440,000	PEN10,000
October 15, 2016	PEN97,320,000	PEN30,000
April 17, 2017	PEN194,640,000	PEN60,000

TERMS AGREEMENT NO. 139 UNDER

THE PROGRAM

October 24, 2006

Inter-American Development Bank (the **Bank**)
1300 New York Avenue, N.W.
Washington, D.C. 20577

The undersigned agrees to purchase from you (the **Bank**) the Bank's PEN324,400,000 Notes due 2017 (the **Notes**) described in the Pricing Supplement related thereto, dated the date hereof (the **Pricing Supplement**) at approximately 10.00 a.m. (New York City time) on October 26, 2006 (the **Settlement Date**) at an aggregate purchase price of PEN324,400,000 (USD100,015,415.45), payable in United States dollars and adjusted as set forth below on the terms set forth herein, and in the Standard Provisions, dated as of January 8, 2001, relating to the issuance of Notes by the Bank (the **Standard Provisions**), incorporated herein by reference. In so purchasing the Notes, the undersigned understands and agrees that it is not acting as an agent of the Bank in the sale of the Notes.

When used herein and in the Standard Provisions as so incorporated, the term "Notes" refers to the Notes as defined herein, All other terms defined in the Prospectus, the Pricing Supplement relating to the Notes and the Standard Provisions shall have the same meaning when used herein.

The Bank represents and warrants to us that the representations, warranties and agreements of the Bank set forth in Section 2 of the Standard Provisions (with the "Prospectus" revised to read the "Prospectus as amended and supplemented with respect to Notes at the date hereof") are true and correct on the date hereof.

The obligation of the undersigned to purchase Notes hereunder is subject to the continued accuracy, on each date from the date hereof to and including the Settlement Date, of the Bank's representations and warranties contained in the Standard Provisions and to the Bank's performance and observance of all applicable covenants and agreements contained therein.

Subject to Section 5(f) of the Standard Provisions, the Bank certifies to the undersigned that, as of the Settlement Date, (i) the representations and warranties of the Bank contained in the Standard Provisions are true and correct as though made at and as of the Settlement Date, (ii) the Bank has performed all of its obligations under this Terms Agreement required to be performed or satisfied on or prior to the Settlement Date, and (iii) the Prospectus contains all material information relating to the assets and liabilities, financial position, and net income of the Bank, and nothing has happened or is expected to happen which would require the Prospectus to be supplemented or updated.

The obligation of the undersigned to purchase Notes hereunder is further subject to the receipt by the undersigned of the documents referred to in Section 6(b) of the Standard Provisions, except for the document referred to in subparagraph (iii) of Section 6(b), the receipt of which is hereby waived by the undersigned.

1. The Bank agrees that it will issue the Notes and the Dealer named below agrees to purchase the Notes at the aggregate purchase price specified above, adjusted as follows: the issue price of 100 per cent. of the principal amount (PEN324,400,000), less a selling concession of 0.50 per cent. of the principal amount. For the avoidance of doubt, the Dealer's purchase price after the above

adjustments is 99.50 per cent. of the principal amount, which is PEN322,778,000 or USD99,515,338.37, and will be paid in United States dollars.

2. Payment for the Notes shall be made on the Settlement Date by the Dealer named below to Citibank, N.A., London office, in its capacity as Global Agent of the Program, for transfer in immediately available funds to an account designated by the Bank against delivery of the Notes to the Dealer at its Euroclear account number: 93201.

3. The Bank hereby appoints the undersigned as a Dealer under the Standard Provisions solely for the purpose of the issue of Notes to which this Terms Agreement pertains. The undersigned shall be vested, solely with respect to this issue of Notes, with all authority, rights and powers of a Dealer purchasing Notes as principal set out in the Standard Provisions, a copy of which it acknowledges it has received, and this Terms Agreement. The undersigned acknowledges having received copies of the following documents which it has requested;

- a copy of the Prospectus and of the Global Agency Agreement duly executed by the parties thereto; and

- a copy of each of the most recently delivered documents referred to in 6(b) of the Standard Provisions except for the document referred to in subparagraph (iii) of Section 6(b), the receipt of which is hereby waived by the undersigned.

4. In consideration of the Bank appointing the undersigned as a Dealer solely with respect to this issue of Notes, the undersigned hereby undertakes for the benefit of the Bank, that, in relation to this issue of Notes, it will perform and comply with all of the duties and obligations expressed to be assumed by a Dealer under the Standard Provisions.

5. The undersigned acknowledges that such appointment is limited to this particular issue of Notes and is not for any other issue of Notes of the Bank pursuant to the Standard Provisions and that such appointment will terminate upon issue of the relevant Notes, but without prejudice to any rights (including, without limitation, any indemnification rights), duties or obligations of the undersigned which have arisen prior to such termination.

6. For purposes hereof, the notice details of the undersigned are as follows:

FOR THE BANK:

Inter-American Development Bank
1300 New York Avenue, N.W., STOP#SW1016
Washington, D.C. 20577
United States

Attention:	Finance Department Chief, Capital Markets Operations
Telephone:	202-623-3131
Facsimile:	202-623-3540

FOR THE DEALER:

Citigroup Global Markets Inc.
390 Greenwich Street
New York, NY 10016
United States

Attention:	Luis Carlos Nuñez
Telephone:	212-723-6327
Facsimile:	212-723-8658

7. To complement the selling restrictions contained in Exhibit D to the Standard Provisions, the undersigned hereby:

(i) acknowledges that: (A) under the provisions of Section 11(a) of the Inter-American Development Bank Act, the Notes are exempted securities within the meaning of Section 3(a)(2) of the U.S. Securities Act of 1933, as amended, and Section 3(a)(12) of the U.S. Securities Exchange Act of 1934, as amended; (B) The Notes have not been and will not be registered at the Public Register of Securities Market *(Registro Público del Mercado de Valores)* of the Peruvian Securities and Exchange Commission *(Comisión Nacional Supervisora de Empresas y Valores – CONASEV)*. The Notes will not be offered under a public offering of securities in Peru and, accordingly, the offering has not been and will not be approved by the Peruvian Securities and Exchange Commission; and (C) no action has been or will be taken by the Bank that would permit a public offering of the Notes, or possession or distribution of any offering material relating to the Notes in any jurisdiction where action for that purpose is required. Accordingly, the Dealer has agreed that it will observe all applicable provisions of law in each jurisdiction in which it may offer or sell Notes or distribute any offering material; and

(ii) represents and agrees that (A) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000) received by it in connection with the issue or sale of the Notes in circumstances in which section 21(1) of the Financial Services and Markets Act 2000 does not apply to the Issuer, and (B) it has complied and will comply with all applicable provisions of the Financial Services and Markets Act 2000 with respect to anything done by it in relation to the Notes in, from or otherwise involving the United Kingdom.

8. The Dealer will offer the Notes in Peru through Citicorp Peru S.A., S.A.B. or Citibank del Peru S.A. (acting as agent of the Dealer pursuant to an agreement between the Dealer and Citicorp Peru S.A., S.A.B. or Citibank del Peru S.A.) in accordance with the terms and conditions set forth herein and with applicable Peruvian laws. In the event of breach by Citicorp Peru S.A., S.A.B. or Citibank del Peru S.A. of any representation, warranty or term of this Agreement, the Dealer will indemnify and hold harmless the Bank and its directors, officers and employees against any loss, liability, claim, cost, action, demand or expense which any of them may incur or which may be made against any of them arising out of or in relation to or in connection with any such breach or alleged breach.

All notices and other communications hereunder shall be in writing and shall be transmitted in accordance with Section 10 of the Standard Provisions.

This Terms Agreement shall be governed by and construed in accordance with the laws of New York.

This Terms Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts together shall constitute one and the same instrument.

CITIGROUP GLOBAL MARKETS INC.

By:

Name: Luis Carlos Nuñez
Title: Director

CONFIRMED AND ACCEPTED, as of the date first written above:

INTER-AMERICAN DEVELOPMENT BANK

By:

Name: John R. Hauge
Title: Finance Manager

Oct-24-2006 12:25pm From-CITIGROUP +2127238858 T-688 P.004/004 F-628